UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)*

Chinook Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

16961L 106

(CUSIP Number)

Versant Venture Capital VII, L.P.

Max Eisenberg

One Sansome Street, Suite 3630

San Francisco, CA 94104

415-801-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 16961L 106	13D

1.	Name of Reporting Persons Versant Venture Capital VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,345,107 shares of common stock (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,345,107 shares of common stock (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,345,107 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.7% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant VII (as defined in Item 2(a) of the Original Schedule 13D). Versant Ventures VII GP-GP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Versant Ventures VII GP (as defined in Item 2(a) of the Original Schedule 13D), which is the general partner of Versant VII. Each of Versant Ventures VII GP-GP and Versant Ventures VII GP may be deemed to share voting and dispositive power with respect to the shares held by Versant VII.

(2)

The percentages used herein are calculated based upon 63,940,620 shares of the Issuer’s common stock issued and outstanding as of November 4, 2022, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2022, filed with the United States Securities and Exchange Commission (the “Commission”) on November 10, 2022 (the “Form 10-Q”).

CUSIP No. 16961L 106	13D

1.	Name of Reporting Persons Versant Ventures VII GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,345,107 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,345,107 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,345,107 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.7% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant VII. Versant Ventures VII GP-GP is the general partner of Versant Ventures VII GP, which is the general partner of Versant VII. Each of Versant Ventures VII GP-GP and Versant Ventures VII GP may be deemed to share voting and dispositive power with respect to the shares held by Versant VII.

(2)	The percentages used herein are calculated based upon 63,940,620 shares of the Issuer’s common stock issued and outstanding as of November 4, 2022, as reported in the Form 10-Q.

CUSIP No. 16961L 106	13D

1.	Name of Reporting Persons Versant Ventures VII GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,345,107 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,345,107 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,345,107 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.7% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

These shares are held by Versant VII. Versant Ventures VII GP-GP is the general partner of Versant Ventures VII GP, which is the general partner of Versant VII. Each of Versant Ventures VII GP-GP and Versant Ventures VII GP may be deemed to share voting and dispositive power with respect to the shares held by Versant VII.

(2)	The percentages used herein are calculated based upon 63,940,620 shares of the Issuer’s common stock issued and outstanding as of November 4, 2022, as reported in the Form 10-Q.

CUSIP No. 16961L 106	13D

1.	Name of Reporting Persons Versant Voyageurs I Parallel, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 247,747 shares of common stock (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 247,747 shares of common stock (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 247,747 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.4% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant I Parallel (as defined in Item 2(a) of the Original Schedule 13D). Versant Ventures VI GP-GP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Versant Ventures VI GP (as defined in Item 2(a) of the Original Schedule 13D), which is the general partner of Versant Voyageurs I GP LP (as defined in Item 2(a) of the Original Schedule 13D). Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Each of Versant Voyageurs I GP LP, Versant Ventures VI GP and Versant Ventures VI GP-GP may be deemed to share voting and dispositive power with respect to the shares held by Versant I Parallel.

(2)	The percentages used herein are calculated based upon 63,940,620 shares of the Issuer’s common stock issued and outstanding as of November 4, 2022, as reported in the Form 10-Q.

CUSIP No. 16961L 106	13D

1.	Name of Reporting Persons Versant Voyageurs I GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 247,747 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 247,747 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 247,747 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.4% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant I Parallel. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant Voyageurs I GP LP. Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Each of Versant Voyageurs I GP LP, Versant Ventures VI GP and Versant Ventures VI GP-GP may be deemed to share voting and dispositive power with respect to the shares held by Versant I Parallel.

(2)	The percentages used herein are calculated based upon 63,940,620 shares of the Issuer’s common stock issued and outstanding as of November 4, 2022, as reported in the Form 10-Q.

CUSIP No. 16961L 106	13D

1.	Name of Reporting Persons Versant Ventures VI GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 247,747 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 247,747 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 247,747 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.4% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant I Parallel. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant Voyageurs I GP LP. Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Each of Versant Voyageurs I GP LP, Versant Ventures VI GP and Versant Ventures VI GP-GP may be deemed to share voting and dispositive power with respect to the shares held by Versant I Parallel.

(2)	The percentages used herein are calculated based upon 63,940,620 shares of the Issuer’s common stock issued and outstanding as of November 4, 2022, as reported in the Form 10-Q.

CUSIP No. 16961L 106	13D

1.	Name of Reporting Persons Versant Ventures VI GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 247,747 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 247,747 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 247,747 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.4% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

These shares are held by Versant I Parallel. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant Voyageurs I GP LP. Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Each of Versant Voyageurs I GP LP, Versant Ventures VI GP and Versant Ventures VI GP-GP may be deemed to share voting and dispositive power with respect to the shares held by Versant I Parallel.

(2)	The percentages used herein are calculated based upon 63,940,620 shares of the Issuer’s common stock issued and outstanding as of November 4, 2022, as reported in the Form 10-Q.

CUSIP No. 16961L 106	13D

1.	Name of Reporting Persons Versant Voyageurs I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 842,353 shares of common stock (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 842,353 shares of common stock (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 842,353 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.3% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant Voyageurs I (as defined in Item 2(a) of the Original Schedule 13D). Versant Voyageurs I GP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Versant Voyageurs I and may be deemed to share voting and dispositive power with respect to the shares held by Versant Voyageurs I.

(2)	The percentages used herein are calculated based upon 63,940,620 shares of the Issuer’s common stock issued and outstanding as of November 4, 2022, as reported in the Form 10-Q.

CUSIP No. 16961L 106	13D

1.	Name of Reporting Persons Versant Voyageurs I GP Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nova Scotia, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 842,353 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 842,353 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 842,353 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.3% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

These shares are held by Versant Voyageurs I. Versant Voyageurs I GP is the general partner of Versant Voyageurs I and may be deemed to have voting and dispositive power with respect to the shares held by Versant Voyageurs I.

(2)	The percentages used herein are calculated based upon 63,940,620 shares of the Issuer’s common stock issued and outstanding as of November 4, 2022, as reported in the Form 10-Q.

CUSIP No. 16961L 106	13D

Explanatory Note:

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on October 15, 2020, as amended by Amendment No. 1 filed with the Commission on September 7, 2021, Amendment No. 2 filed with the Commission on January 13, 2022, Amendment No. 3 filed with the Commission on April 13, 2022 and Amendment No. 4 filed with the Commission on August 22, 2022 (collectively the “Original Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

Solely on behalf of, and only to the extent that it relates to the Reporting Persons, Item 5 of the Original Schedule 13D is hereby amended as follows:

(a) and (b) See Items 7-11 of the cover pages of this Amendment.

(c) On September 12, 2022, Voyageurs I effected a pro rata distribution without additional consideration of 291,670 shares of Common Stock to its partners. Versant Voyageurs I GP LP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its partners.

On September 12, 2022, Versant I Parallel effected a pro rate distribution without additional consideration of 86,972 shares of Common Stock to its partners. Versant Voyageurs I GP LP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its partners.

On September 12, 2022, Versant VII effected a pro rata distribution without additional consideration of 567,963 shares of Common Stock to (i) Versant Ventures VII GP, its general partner and (ii) its limited partners. Versant Ventures VII GP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to (i) Versant Ventures VII GP-GP, its general partner and (ii) its limited partners. Versant Ventures VII GP-GP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to is members.

On December 22, 2022, Voyageurs I effected a pro rata distribution without additional consideration of 364,587 shares of Common Stock to its partners. Versant Voyageurs I GP LP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its partners.

On December 22, 2022, Versant I Parallel effected a pro rate distribution without additional consideration of 108,715 shares of Common Stock to its partners. Versant Voyageurs I GP LP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its partners.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 28, 2022

Versant Venture Capital VII, L.P.
By:	Versant Ventures VII GP, L.P.
Its:	General Partner
By:	Versant Ventures VII GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Ventures VII GP, L.P.
By:	Versant Ventures VII GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Ventures VII GP-GP, LLC

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Voyageurs I Parallel, L.P.
By:	Versant Voyageurs I GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Ventures VI GP, L.P.
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Ventures VI GP-GP, LLC

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Voyageurs I GP, L.P.

By:	Versant Ventures VI GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Voyageurs I, L.P.
By:	Versant Voyageurs I GP Company
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Voyageurs I GP Company

By:	/s/ Max Eisenberg, Chief Operating Officer